Exhibit 4.1

Share Certificate

Certificate Number	Number of Shares

Republic Power Group Limited

Incorporated in the British Virgin Islands

This certifies that [Name] of [Address] is the registered holder of [Number] Class A ordinary shares fully paid and non-assessable, subject to the Memorandum and Articles of Association of the Company.

[Transfer date]

Director